United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Colfax Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-34045	54-1887631
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

420 National Business Parkway, 5th Floor Annapolis Junction, Maryland	20701
(Address of principal executive offices)	(Zip Code)
A. Lynne Puckett, Senior Vice President, General Counsel & Secretary
(301) 323-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://ir.colfaxcorp.com/governance.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2—Exhibits
Item 2.01 Exhibits

Exhibit 1.01 –	Conflict Minerals Report for the calendar year ended December 31, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COLFAX CORPORATION

By:	/s/ Stephen Wittig		Date: June 1, 2015
	Name:	Stephen Wittig
	Title:	Senior Vice President, CBS and Supply Chain

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014